Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004
Tel: 202.739.3000
Fax: 202.739.3001
www.morganlewis.com
Laura E. Flores
202.739.5684
lflores@morganlewis.com
May 3, 2011
VIA Edgar Correspondence
Ms. Kimberly Browning
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Re:	Rydex Dynamic Funds (the “Trust”) — Post Effective Amendment No. 20 (File Nos. 333-84797 and 811-09525)
Dear Ms. Browning:
This letter responds to your comments conveyed to us during a telephone conference on April 20, 2011 relating to the Trust’s Post-Effective Amendment No. 20 (“PEA No. 20”), filed on February 28, 2011 for the purpose of reflecting a revised fundamental investment policy regarding borrowing, which was previously approved by the shareholders of each series of the Trust. The following summarizes your comments, and our responses to those comments. Unless otherwise noted, capitalized terms have the same meaning as contained in the Prospectuses and/or Statement of Additional Information (“SAI”).
1.	Comment. Please disclose in the Funds’ “Principal Investment Strategies” section in the Prospectus that each Fund has the ability to leverage the total asset value of the Fund up to 33 1/3% and the attendant risks of engaging in leverage to such an extent.

Response. We respectfully decline to add the suggested disclosure to the discussion of the Funds’ principal investment strategies because borrowing funds for investment purposes is not a principal investment strategy of the Funds. In fact, as a matter of practice, the Funds do not borrow for investment purposes and do not expect to do so in the future. Instead, the Funds achieve their leveraged exposure primarily through the use of derivatives. To clarify this point for shareholders, we have added the following disclosure to the discussion of borrowing in the Funds’ SAI: “While the Funds do not expect to borrow funds for investment purposes, each Fund reserves the right to do so.”

Ms. Kimberly Browning
May 3, 2011

As discussed during our telephone conference, the policy to prohibit a Fund from purchasing securities while its borrowings exceed 5% of its total assets was not eliminated because the Funds intend to engage in borrowing to a more significant extent. Rather, the policy was eliminated because it was hampering the Funds’ ability to meet their investment objectives and still comply with the 5% restriction in their fundamental borrowing policy. Because the Funds are both actively traded and seek to track their benchmarks each day, each Fund’s portfolio managers must purchase securities for the Fund based on an estimate of the Fund’s available assets, which, in turn, is based on anticipated shareholder purchase and redemption activity in the Fund on any given day. An inadvertently overstated estimate of available assets (e.g., due to greater than anticipated redemptions or fewer than anticipated purchases) could thus lead to a situation in which the Fund has less cash than anticipated and must borrow money to settle portfolio transactions. Given the nature of the Funds — actively traded and leveraged — there are times when such borrowings could exceed the 5% restriction in the previous borrowing policy until such time (typically the next morning) as the Fund can sell sufficient assets to cover the previous day’s purchases. While the 5% restriction was eliminated from the borrowing policy, the Advisor still actively monitors the Funds’ borrowing activity in such situations to ensure that repayment is made as expeditiously as possible.

2.	Comment. We note that the Funds’ registration statement as filed does not have completed fee tables. For all future filings, please ensure that the registration is complete prior to filing with the SEC.

Response. We acknowledge that the Funds’ registration statement as filed did not include completed fee tables. Typically, our client prefers to not include the fee amounts in the fee tables for the Funds’ Rule 485(a) filing either because certain of the fee calculations are not final or because including such fee information in the 485(a) filing may provide a competitive advantage to other fund complexes offering similar products. To the extent neither of these concerns is present; we will make a concerted effort to complete all fee information in the Funds’ future 485(a) filings.
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I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
If you have any additional questions or comments, please do not hesitate to contact me at 202.739.5684 or John McGuire at 202.739.5654.
Sincerely,
/s/ Laura E. Flores
Laura E. Flores
cc:	Amy Lee Joanna Haigney W. John McGuire